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  FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


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(Print or Type Responses)
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1.   Name and Address of Reporting Person*

  Pfeffer                            Kevin                   K.
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   (Last)                            (First)              (Middle)

                                 740 Gulf Lane
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                                    (Street)

  North Captiva                        FL                   33924
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

                                     11/01/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                     Golden Eagle International, Inc.  MYNG.OB
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     Vice President, Preclinical Development
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

   Common Stock, par value
   $.0001 per share                      15,889,583                 D
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

Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                  SEC 1473 (09-02)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Convertible Debenture    12/31/02   1/2/04          Common Stock           102,900,112(1)    $.03              D
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

     Explanation of Responses: (1)This amount accretes at the rate of 10% per annum of $3,062,830, the principal amount of the Convertible Debenture, divided by the conversion price. In the event of a default under the terms of the Convertible Debenture, this rate of accretion will increase to 12% per annum. For conversions with respect to interest accrued after December 31, 2002, the conversion price will be 90% of the average closing bid price for the three most recent days on which trading in the Common Stock has taken place.


          /s/ Kevin K. Pfeffer                               November 1, 2002
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      **Signature of Reporting Person                             Date

     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

     *If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).